April 26, 2019

Filed via EDGAR

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Fund Allocator Series (the “Registrant”)

File Nos. 333-13601 and 811-07851

Dear Ms. Marquigny:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on April 1, 2019 with regard to Post-Effective Amendment No. 77 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) as it relates to the Franklin LifeSmart™ 2020 Retirement Target Fund, Franklin LifeSmart™ 2025 Retirement Target Fund, Franklin LifeSmart™ 2030 Retirement Target Fund, Franklin LifeSmart™ 2035 Retirement Target Fund, Franklin LifeSmart™ 2040 Retirement Target Fund, Franklin LifeSmart™ 2045 Retirement Target Fund, Franklin LifeSmart™ 2050 Retirement Target Fund and Franklin LifeSmart™ 2055 Retirement Target Fund series of the Registrant (each a “Fund” and, together, the “Funds”), which was filed with the Commission on February 14, 2019 under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  If the fee waiver and expense reimbursement agreements for each Fund include terms for the investment manager to recoup from the Fund the amount of any fees waived or Fund expenses absorbed, please disclose how and under what circumstances the recoupment will be applied and the period for which such fees or expenses can be recouped.

Response:  Under its fee waiver and expense reimbursement agreements, the investment manager is not entitled to recoup any fees waived or Fund expenses paid or absorbed from the Fund.  Therefore, no additional disclosure has been added.

2.         Comment:  With respect to the disclosure in each Fund’s Fund Summary regarding investments in high yield fixed income securities, please add corresponding high yield risk disclosure and specifically identify such investments as highly speculative.

Response:  Additional disclosure has been included as requested.

3.         Comment:  With respect to each Fund’s principal investment risks, please include specific separate risks for equity and fixed income investments.

Response:  The requested disclosure has been added.

U.S. Securities and Exchange Commission

April 23, 2019

4.         Comment:  With respect to each Fund’s Foreign Securities risk disclosure in the Fund Summary and in the Item 9 disclosure, if investment in emerging markets securities is a principal investment strategy for the Fund, please include corresponding strategy disclosure.  If not, please remove the reference to such securities in the risk disclosure.

Response:  The disclosure has been revised as requested.

5.         Comment:  With respect to each Fund’s Derivative Instruments risk disclosure in the Fund Summary and in the Item 9 disclosure, if investment in derivative instruments is a principal investment strategy for the Fund, please include corresponding strategy disclosure.  If not, please remove the reference to such securities in the risk disclosure.

Response:  The applicable disclosure has been revised as requested.

6.         Comment:  With respect to the Purchase and Sale of Fund Shares disclosure in the Fund Summary, please include minimum initial investment requirements for Class R6 and Advisor Class shares.

Response:  The disclosure has been revised as requested.

7.         Comment:  With respect to the Item 9 investment strategies disclosure, if investing in alternative strategies and commodities is a principal investment strategy of the Fund, please include corresponding disclosure in the Fund Summary.  If not, please remove the applicable disclosure from the prospectus or indicate that such investments are not principal investment strategies of the Fund.

Response:  The disclosure has been revised as requested.

8.         Comment:  Please conform the Item 9 risks with the Fund summary risks, including the equity and fixed income funds risks.

Response:  The disclosure has been revised as requested.

9.         Comment:  By reference to the sixth bullet point under “Your Account – Class A Shares – Sales Charge Waivers,” please confirm that all of the financial intermediaries that have entered into agreements as referenced in the bullet point are listed in Appendix A.  If not, please add them so an investor can determine whether an investment with his or her intermediary would qualify for this waiver. See Investment Management Guidance Update 2016-06.

Response:  The Registrant has disclosed the types of accounts and classes of investors that are eligible for the sales load waivers, including bullet six, under “Sales Charge Waivers,” which it believes is fully responsive to the requirements of Item 12 of Form N-1A. The Registrant notes that, consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary’s sales load regime that differs from the normal sales load regime established by the Fund. Every financial intermediary that has an agreement with the Funds’ distributor  to sell fund shares has the ability to waive sales charges in accordance with the applicable fund’s prospectus, which includes bullet six.  The Fund’s distributor has agreements in place with over 500 financial intermediaries.  Neither the Funds’ distributor nor the Funds can confirm the actions or policies of its financial intermediaries.  Therefore, it would be impracticable, burdensome and possibly inaccurate to attempt to list and categorize each individual financial intermediary relationship in the Funds’ prospectus, and such an exercise would result in disclosure that would be overwhelming for shareholders.

10.       Comment:  By reference to the fourth sentence in the second paragraph under “Account Policies – Calculating Share Price – All Classes,” please explain the basis by which the Fund reserves this right under Rule 22c-1 of the 1940 Act or revise the disclosure as appropriate.

Response:  The disclosure has been revised.

11.       Comment:  With respect to the Funds’ fundamental investment policy on industry concentration, please provide disclosure in the SAI that the Fund will look through affiliated funds and will not ignore information about unaffiliated funds.

Response:  The requested disclosure has been added.

12.       Comment:  Please confirm that the disclosure in the “Interfund lending program” section of the SAI is consistent with the terms of the exemptive order.

Response:  The Registrant confirms that the disclosure is consistent with the terms of the exemptive order.

13.       Comment:  Please confirm that the “Taxes – Qualified dividends and the corporate dividends-received deduction” section of the SAI will be updated in the Rule 485(b) filing.

Response:  The disclosure has been updated.

Very truly yours,

/s/ Steven Gray

Steven Gray

Vice President and Secretary